Exhibit 99.7

News release…

Date: 25 April 2006
Ref: PR472g

Norilsk Nickel and Rio Tinto announce the creation of RioNor Exploration

Norilsk Nickel, Russia’s largest mining company, and Rio Tinto, one of the world’s largest mining companies, today announced the creation of RioNor Exploration, a joint exploration and development company in Russia.

RioNor Exploration is a limited liability company registered in Russia, owned 51 per cent by Norilsk Nickel and 49 per cent by Rio Tinto. Its headquarters will be located in Moscow.

At the first meeting of the board of directors, Maxim Finsky of the Norilsk Nickel group was nominated as chairman of the board of directors, and Bruno Hegner of the Rio Tinto Group was nominated as the general director of RioNor Exploration.

Initial efforts of the company will concentrate on exploration opportunities in the southern regions of the Siberian and Far-Eastern Federal Districts of Russia.

Maxim Finsky, chairman of RioNor Exploration and deputy general director of Norilsk Nickel, said: “Rio Tinto and Norilsk Nickel have made another step forward in developing our cooperation. Now we have in place the vehicle which will enable the joint venture to explore the opportunities available in the targeted areas. We are progressing well in setting up necessary business processes and building the organization and exploration team”. He commented that the work programmes for the first stage of the cooperation project activity are already under way.

Earlier this year the companies signed a co-operation protocol in the Ministry of Natural Resources, followed by an agreement that established the formal terms governing their joint venture. The exploration and development company was created in accordance with the signed agreement.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Background notes to editors

Norilsk Nickel

MMC Norilsk Nickel is the world’s largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. MMC Norilsk Nickel is listed on several Russian exchanges (MICEX, RTS, GMKN), ADRs are traded over the counter in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

Rio Tinto

Rio Tinto is one of the world’s leading mining groups, with a market capitalisation of about US $78 billion. Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. It is listed on both the London and Australian stock exchanges and has an ADR listing on the New York Stock Exchange.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com